Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Sinary Bio-Technology Holdings Group, Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Sinary”)

2.	Heilongjiang Weikang Bio-Technology Group Co., Ltd., a People’s Republic of China company and wholly owned subsidiary of Sinary